September 26, 2005

By Facsimile and U.S. Mail

Steven Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

	Re:	Vesta Insurance Group, Inc.
		Preliminary Proxy Statement on Schedule 14A
      Filed by Newcastle Partners, L.P., Newcastle Capital
Management, L.P.,
      	Newcastle Capital Group, L.L.C., Mark E. Schwarz, James
C.
      	Epstein, Mark J. Morrison and Steven J. Pully

Dear Mr. Wolosky:

	We have the following comments on the above-referenced filing:

General
Proposal No. 1 - Election of Directors
1. We note your response to comment 7; however we are unable to locate the amended Schedule 13D referenced in your response.
Please
advise.

Proposal No. 2 - Reimbursement of Proxy Solicitation Expenses of
Newcastle Partners
2. We note the highlighted sentence at the bottom of page 12.
Please
revise the disclosure here and throughout the document to highlight the fact that the outcome of the vote on this proposal is not binding on the board.

Legal Proceedings, page 19
3. In light of the fact that the Vesta board has set the date for the
annual meeting, please revise the second paragraph of this section accordingly.
4. Please provide support for your statements regarding the anticipated outcome of the Florida actions. Please provide us copies of all complaints, answers and other material pleadings in these actions.
      *  *  *

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If you do not agree with a comment, please tell us why in your response. Please note that Rule 14a-6(h) requires you to filed revised preliminary proxy materials that are marked to show changes. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.


      Sincerely,



      Abby Adams
Special Counsel
      Office of Mergers and Acquisitions
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Steven Wolosky, Esq.
September 26, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE